EXHIBIT 99.1

Press release dated May 4, 2005 announcing TIM Hellas Telecommunications S.A.’s financial and customer results for the first quarter of 2005.

TIM Hellas Telecommunications SA

TIM HELLAS’ 1ST QUARTER 2005 SUMMARY RESULTS

ATHENS, May 4, 2005 – TIM Hellas Telecommunications SA (NASDAQ: TIMHY; Amsterdam: TIMHY) today announced their financial and customer results for the first quarter of 2005.

Financial Performance

Total operating revenues accounted for € 184.8 million in the first quarter of 2005, down by 5.5% year-on-year. Service revenues dropped at proportionate levels, down by 5.3% over the first quarter of 2004.

Although TIM Hellas’ 1Q05 revenues were supported by the growth seen in contract outgoing traffic revenues, which inclusive of monthly service fees for our successful bundled minutes packages increased by 6.8% year-on-year, the company’s top-line performance was affected by the competitive and regulatory pressures of the period.

The most significant factor that led to the decrease seen in the company’s top-line growth was the substantial drop in interconnection revenues. More specifically:

•	Fixed-to-mobile interconnection revenues fell by approximately 30.2% year-on-year, mainly as a result of a 24.5% drop in the fixed-to-mobile interconnection tariff;

•	Mobile-to-mobile interconnection revenues dropped by around 8.7%, year-on-year, mainly as a result of a 19.3% year-on-year decline in mobile-to-mobile interconnection tariff. Inclusive of SMS interconnection that commenced in April 2004, mobile-to-mobile interconnection revenues remained flat in the quarter.

If the interconnection tariffs had remained at the same levels as those seen in the first quarter of 2004, total operating revenues would have remained flat year-on-year.

Additionally, the drop seen in revenues was also negatively affected by:

•	the 18.0% drop in prepaid outgoing traffic revenues as a result of a smaller prepaid customer base;

•	the 9.6% decrease in revenues from equipment sales despite the rise in number of actual units sold, due to the natural trend of declining handset prices.

EBITDA (operating profit before depreciation & amortization) for the first quarter of 2005 stood at € 49.1 million compared to € 52.7 million in the corresponding period of 2004, despite lower overall operating costs— that remained flat as a percentage of revenues over last year, as lower revenues fed through to the company’s profitability. The EBITDA margin on total revenues came in at 26.6% in the period, versus 26.9% in the first quarter of 20041.

Investor Relations:
Rania Bilalaki
+30 210 6158585
ir&tim.com.gr
www.tim.com.gr/en/ir.cfm

TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: TIMHY) is at the forefront of mobile communications in Europe and its brand stands for innovative products and services and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.

TIM Hellas Telecommunications SA

Operating income for the period reached € 16.9 million or 9.7% of service revenues, versus € 19.5 million in the corresponding period of 2004. Consequently, the company’s earnings before taxes for the first quarter of 2005 stood at € 14.4 million, representing 8.2% of service revenues, versus € 16.8 million in the first quarter of last year.

Net income reached € 7.8 million, versus € 8.5 million in the corresponding period of 2004.

Net financial debt stood at € 163.4 million, from € 165.9 at the end of 20042.

The results are un-audited and based on US Generally Accepted Accounting Principles (US GAAP). Certain reclassifications have been made to the presentation of the 1Q04 results to conform to those of the 1Q05.

Customer Results

TIM Hellas’ customer base came in at 2,276,348 at the end of March 2005, as compared with 2,323,866 at the end of 2004. Prepaid customers numbered 1,479,730 accounting for 65.0% of the total customer base, while contract subscribers amounted to 796,618.

During the first quarter of 2005, the company once more strengthened its retention of high-value customers, illustrated by the increase in usage: Average monthly traffic per contract customer (contract AMOU) rose by approximately 9% year-on-year to 241.9 minutes, driving blended AMOU growth, which increased by approximately 8.0% to 108.1 minutes in the quarter, versus 100.1 minutes in the corresponding period of last year.

The uptake in contract usage supported a rise in contract ARPU that grew by 3.6% to € 50.3 in the period, offsetting the decline in prepaid ARPU that dropped to €11.3 in the period, thus stabilizing blended ARPU at the same levels as last year of € 25.43.

“The impact of our currently-implemented turn around plan for TIM Hellas will certainly take some time before becoming visible on our financial results,” stated Mr. Socrates Kominakis, TIM Hellas’ Chief Executive Officer. “We are confident that our plan based on a combination of growth, rigorous management and dynamic operational activities will help the company realize its full potential and live up to our stakeholders’ expectations.”

– END –

Investor Relations:
Rania Bilalaki
+30 210 6158585
ir&tim.com.gr
www.tim.com.gr/en/ir.cfm

TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: TIMHY) is at the forefront of mobile communications in Europe and its brand stands for innovative products and services and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.

TIM Hellas Telecommunications SA

1

EBITDA Breakdown

In € thousands	1Q05	1Q04	% Change
Total Revenues	184,826	195,678	-5.5%
Total Operating Costs	167,940	176,145	-4.7%
Operating Income	16,886	19,533	-13.6%
Depreciation and Amortization	32,240	33,130	-2.7%
EBITDA	49,126	52,663	-6.7%
EBITDA margin on total revenues	26.6%	26.9%

2 Net financial debt is defined as short-term borrowings plus short-term debt due to related companies plus long-term debt, net of current maturities plus long-term debt due to related companies minus cash and cash equivalents.

3 Contract ARPU is defined as total contract customers service revenues divided by 3, over the period’s average contract customers. Prepaid ARPU is defined as total prepaid customers service revenues divided by 3, over the period’s average prepaid customers. Blended ARPU is defined as total service revenues divided by 3, over the period’s average customers.

Investor Relations:
Rania Bilalaki
+30 210 6158585
ir&tim.com.gr
www.tim.com.gr/en/ir.cfm

TIM Hellas Telecommunications SA (Nasdaq: TIMHY; Amsterdam: TIMHY) is at the forefront of mobile communications in Europe and its brand stands for innovative products and services and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.